EXHIBIT 99.1

Osisko Development Strengthens Board of Directors With New Appointment

MONTREAL, Dec. 14, 2022 (GLOBE NEWSWIRE) -- Osisko Development Corporation (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce the appointment of David Danziger as an Independent Non-Executive Director to the Company's Board of Directors, effective December 14, 2022.

Mr. Danziger is a Chartered Professional Accountant with over 30 years of experience in audit, accounting and management consulting and has over 25 years of experience in the resources sector. He is currently the Senior Vice President, Assurance and the National Leader of Public Companies at MNP LLP, Chartered Professional Accountants, Canada's fifth largest accounting firm.

Mr. Danziger has extensive experience in advising public and private companies in North America on significant public markets transactions, complex accounting and regulatory matters, and draws on many years of experience serving as a director for many publicly listed companies on the TSX, TSXV, CSE and the New York Stock Exchange. Mr. Danziger is currently the Chair of Sports Ventures Holdings, a director of Euro Sun Mining Inc., and is a member of the advisory committee to the TSXV exchange.

Mr. Danziger is a past member of the Ontario Securities Commission’s (OSC) Advisory Committee on Small and Medium Sized Enterprises, as well as the CPA/PDAC Taskforce on IFRS for Mining. David graduated from the University of Toronto with a Bachelor of Commerce and is a Chartered Professional Accountant (CPA), qualifying as a Chartered Accountant (CA) in 1983.

Sean Roosen, Chair of the Board and Chief Executive Officer of Osisko Development commented, "We are very pleased to welcome David to the Osisko Development team. He brings a considerable wealth of financial, public markets and corporate governance expertise in the mining sector in Canada and the US that will further strengthen our Board. We look forward to working with David as we continue to grow Osisko Development towards becoming a mid-tier gold producer."

As part of his appointment to the Board, Mr. Danziger received 35,778 deferred share units ("DSUs") in accordance with the DSU Plan of the Company.

About Osisko Development Corp.

Osisko Development Corp. (NYSE: ODV, TSXV: ODV) is uniquely positioned as a premier gold development company in North America to advance the Cariboo Gold Project and other Canadian, U.S.A. and Mexican properties, with the objective of becoming the next mid-tier gold producer. The Cariboo Gold Project, located in central British Columbia, Canada, is Osisko Development's flagship asset. The considerable exploration potential at depth and along strike distinguishes the Cariboo Gold Project relative to other development assets. Osisko Development's project pipeline is complemented by its 100% ownership of the San Antonio gold project, located in Sonora, Mexico and the Tintic Project, located in Utah, U.S.A.

For further information, please contact Osisko Development:

Philip Rabenok
Director, Investor Relations
Email: prabenok@osiskodev.com
Tel: +1 (437) 423-3644